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                                                                       EXHIBIT 6

                                                             Emerson contact:
                                                             William K. Anderson
                                                             or Carter L. Dunkin
                                                             314-982-1700
                                                             Daniel contact:
                                                             Sean P. O'Neill
                                                             713-827-3892


                     EMERSON ELECTRIC CO. REACHES AGREEMENT
                       TO ACQUIRE DANIEL INDUSTRIES, INC.

                COMBINATION STRENGTHENS BOTH COMPANIES' PRESENCE
                            IN OIL AND GAS INDUSTRY


     ST. LOUIS, May 13, 1999 - Emerson Electric Co. (NYSE:EMR) and Daniel Industries, Inc. (NYSE:DAN), have reached agreement for Emerson to acquire Daniel for approximately $460 million, the two companies announced today.

     Daniel's board unanimously supported the agreement, under which Emerson will make a cash tender offer of $21.25 a share for each outstanding share of Daniel's common stock. The transaction is subject to regulatory and other customary conditions and is expected to be completed within the current quarter, with Daniel ultimately becoming a wholly owned subsidiary of Emerson.

     Charles F. Knight, Emerson's chairman and chief executive officer, said, "Daniel's leading market position and advanced technology in the oil and gas industry will expand Emerson's product leadership and strengthen our ability to provide services and solutions in this important market segment, especially natural gas. In addition, Daniel's excellent reputation, strong customer relationships and broad distribution network present the opportunity to sell more products, systems and services from other Emerson divisions."

     Ronald C. Lassiter, chairman and chief executive officer of Daniel Industries, said the combination with Emerson will strengthen Daniel's competitive position. "Emerson is a leading provider of process control instrumentation, and our product lines fit hand-in-glove with theirs. In addition to building a stronger base in our primary market, oil and


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gas, we expect the innovative technologies of Emerson's Fisher-Rosemount companies will accelerate our own product development. Emerson's expanding services and solutions business also provides a valuable foundation for the continued growth of Daniel's measurement service business."

     Based in Houston, Texas, Daniel is leading provider of measurement and control equipment, systems and services for the oil and gas industry:

     o Daniel's measurement and control products, comprising the company's largest segment, include flowmeters, metering systems and gas chromatographs. Daniel is one of the world's largest producers of measurement products for custody transfer of natural gas flows delivered via pipeline.

     o Daniel's Bettis actuation business is a worldwide leader in pneumatic and hydraulic actuators for valves in oil and gas production, pipelines, refining and other industrial applications.

     o The company also is a leader in the production of large-diameter gate valves, which are used primarily in pipelines transporting crude oil and refined products.

     o Daniel Measurement Services builds on Daniel's reputation for providing metering solutions with unsurpassed accuracy, quality and reliability. This business has grown rapidly as more oil and gas companies have outsourced the management of custody transfer.

     David N. Farr, senior executive vice president with responsibility for Emerson's process business, said, "Daniel's long-standing reputation and strength in the oil and gas industry, particularly in natural gas, will greatly enhance the leadership of Emerson and our Fisher-Rosemount companies. Daniel broadens the market penetration of our process business and provides significant potential for increased sales of our existing products and systems into this important segment. For our flow business, Daniel complements our traditional strength in liquids with an increased presence in gas; in actuators, Daniel substantially broadens the range of applications we can offer our customers; and the addition of Daniel's services business expands Emerson's growing services and solutions capability."


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     Emerson Electric, based in St. Louis, Mo., is a global manufacturer with market and technology leadership in the areas of process control, industrial automation, electronics, HVAC, appliance components, electric motors, tools and storage products. Fiscal 1998 sales totaled $13.4 billion.

     Daniel Industries is an international leader in fluid measurement and flow control products and services for the oil and gas industry. Daniel provides a wide variety of flowmeters, valves, actuators, control systems and engineered solutions, primarily for producers, transporters, refiners and processors of oil and natural gas. The company reported revenues of $283.2 million in 1998.



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